UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2023 Commission File Number: 001-36363
TARENA INTERNATIONAL, INC.

6/F, No. 1 Andingmenwai Street,

Litchi Tower, Chaoyang District,

Beijing 100011, People’s Republic of China

Tel: +86 10 6213-5687

1/F, Block A, Training Building,

65 Kejiyuan Road, Baiyang Jie Dao,

Economic Development District,

Hangzhou 310000, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Tarena Enters into Definitive Agreement to Sell Office Building

Tarena International, Inc. (“Tarena” or the “Company”) today announced that the Company, through its wholly-owned subsidiary in the PRC, entered into a definitive agreement with Cheari (Beijing) Certification & Testing Co., Ltd., pursuant to which the Company agreed to sell an office building with a total consideration of approximately RMB93.0 million. The premise is located in Building 17, Block 2, Yard 31, Kechuang 13 Street, Beijing Economic-Technological Development Area, Beijing and has an aggregate gross floor area of approximately 8,366 square meters. Pursuant to the agreement, the Company expects to receive the full payment by June 30, 2023 and may continue to use the building until November 30, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TARENA INTERNATIONAL, INC.

	By:	/s/ Ping Wei
	Name:	Ping Wei
	Title:	Chief Financial Officer

Date: March 29, 2023